SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 7, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications considers potential debt offering in Israel

PARTNER COMMUNICATIONS CONSIDERS
 POTENTIAL DEBT OFFERING IN ISRAEL

ROSH HA'AYIN, Israel, September 7, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that it is currently considering the offering of debt securities in Israel in the aggregate principal amount of approximately NIS 500 million pursuant to the shelf prospectus dated September 3, 2009, as amended on May 23, 2010. The proceeds of such an offering will be used for either payment on or repurchase of its Series A Notes. The debt securities would be issued, if issued, to the public pursuant to a uniform public offering in Israel that would be further described in a shelf offering report to be published by the Company, if published, pursuant to the Israeli Securities Law, 1968 and the regulations promulgated thereunder.

In connection with the contemplated debt offering, the Company is considering expanding two of the Company's series of notes currently traded on the Tel Aviv Stock Exchange: (1) Series C Notes bearing an annual fixed interest rate of 3.35% and linked to the Israeli Consumer Price Index; and (2) Series E Notes bearing an annual fixed interest rate of 5.5% and not linked to the Israeli Consumer Price Index. The Series C Notes and Series E Notes were initially issued by the Company pursuant to a shelf offering report dated April 15, 2010, as amended on April 21, 2010. The terms of the additional Series C Notes and Series E Notes would be identical to the terms of the currently outstanding Series C Notes and Series E Notes. The Company has not yet made any definite decision as to the offering of any securities, nor as to its scope, terms or timing, nor is there any certainty that such an offering will be made, in part or in whole, or that a shelf offering report will be published.

In addition, on September 7, 2010, Standard & Poor's Maalot announced that "it assigned its 'ilAA-' rating to an expansion of series C and E bonds of up to NIS 1 billion, to be issued by Partner Communications Company Ltd. (ilAA-/Stable).

The proceeds from the issuance will be used to make payments on or purchase bonds of series A, so that the adjusted debt is not expected to increase as a result of the bonds' expansion. The proceeds will be invested initially in low-risk channels (including corporate bonds). The rating reflects our assessment that the bonds' expansion will not significantly affect Partner’s financial risk profile, as its objective is only the recycling of debt. The rating also reflects our assessment that the financial risk profile is expected to remain commensurate with the current rating even after the implementation of expected regulatory reforms which include the reduction of mobile termination rates". For further information see Standard & Poors Maalot's announcement on:

http://www.maalot.co.il/reports/495/B07092010.pdf or its informal English translation attached to our Form 6-k to be submitted to the Securities and Exchange Commission later on today. In addition, for further information regarding Standard & Poors Maalot's rating report dated July 26, 2010, see Standard & Poors Maalot's announcement on:

http://www.maalot.co.il/reports/495/RU26072010.pdf or its informal English translation attached to our Form 6-k to be submitted to the Securities and Exchange Commission later on today.

Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S promulgated under the Securities Act) without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the shelf prospectus and any supplemental shelf offering report, if made, will only be made in Israel.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report (20-F) filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com

For more information about Partner, see http://www.orange.co.il/investor_site

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot.
In the case of any discrepancy with the official Hebrew version published in September 2010, the Hebrew version shall apply.
12 Abba Hillel Silver St.
Ramat-Gan 52506 Israel
+972 3 7539700 Tel +972 3 7539710 Fax

September 7, 2010

Partner Communications

Rating 'ilAA-' Assigned To Expansion
Of Series C And E Bonds Of Up To NIS 1 Billion

Primary Credit Analyst: Osnat Jaeger                                                            osnat_jaeger@standardandpoors.com

Secondary Contact: Guy Deslondes                                                                guy_deslondes@standardandpoors.com

On September 7, 2010 Standard & Poor's Maalot announced that it assigned its 'ilAA-' rating to an expansion of series C and E bonds of up to NIS 1 billion, to be issued by Partner Communications Company Ltd. (ilAA-/Stable).

The proceeds from the issuance will be used to make payments on or purchase bonds of series A, so that the adjusted debt is not expected to increase as a result of the bonds' expansion. The proceeds will be invested initially in low-risk channels (including corporate bonds). The rating reflects our assessment that the bonds' expansion will not significantly affect Partner’s financial risk profile, as its objective is only the recycling of debt. The rating also reflects our assessment that the financial risk profile is expected to remain commensurate with the current rating even after the implementation of expected regulatory reforms which include the reduction of mobile termination rates.

We would like to stress that the bonds' rating is determined, inter alia, based on a draft shelf offering report submitted to us on September 6, 2010 and the objective of the issuance, which was provided to us by the company.

For further information on the rationale behind the rating, see our rating report of July 26, 2010.

Ratings list

Current rating
Partner Communications	ilAA-/Stable
Series A-E	ilAA-

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

www.maalot.co.il

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot.
In the case of any discrepancy with the official Hebrew version published in September 2010, the Hebrew version shall apply.
12 Abba Hillel Silver St.
Ramat-Gan 52506 Israel
+972 3 7539700 Tel +972 3 7539710 Fax

The ratings could be revised as a result of changes to the information received or for other reasons.  The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market.  The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights.  This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

www.maalot.co.il

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot.
In the case of any discrepancy with the official Hebrew version published in July 2010, the Hebrew version shall apply.
12 Abba Hillel Silver St.
Ramat-Gan 52506 Israel
+972 3 7539700 Tel +972 3 7539710 Fax

July 26, 2010

Partner Communications

'ilAA-' Rating Affirmed Despite Expected Increased
Regulatory Pressures

Primary Credit Analyst: Osnat Jaeger                                                            osnat_jaeger@standardandpoors.com

Secondary Contact: Guy Deslondes                                                                guy_deslondes@standardandpoors.com

Review

●	The Israeli mobile telephony market is facing strong regulatory pressures including the possibility of substantial cuts in mobile termination rates and increased competition.

●
We believe that Partner's operating performance and credit metrics could be negatively impacted by the expected reforms, but that the current rating includes headroom for some additional increase in leverage.

●	We are affirming our 'ilAA-' ratings on Partner Communications Ltd., an Israel-based mobile operator.

●	The stable outlook reflects our view that we are unlikely to lower Partner's rating as long as its stand-alone leverage remains below 2.5x and that any decline in profitability is contained.

Rating Action

On September 26, 2010 Standard & Poor's Maalot affirmed its 'ilAA-' rating of Partner Communications Ltd., an Israel-based mobile operator. The outlook is stable.

Rationale

The affirmation reflects our view that the expected implementation of regulatory reforms are likely to lead to a weaker operating performance at Partner, but that given the company’s relatively sound capital structure and implementation of cost-cutting measures, we expect the financial risk profile to remain commensurate for the rating.

The Israeli Ministry of Communications recently suggested an 80% cut in mobile termination rates (MTR) and provided a license for the first mobile virtual network operator (MVNO). The Ministry also published a tender for a fifth mobile operator and intends to implement other reforms designed to boost competition and churn. We believe that if termination rates are reduced according to the Ministry's proposal, Partner’s revenue and profit margins will be substantially impacted. We also believe that a significant reduction in termination rates will stimulate competition in the Israeli mobile market from MVNOs and an additional mobile operator, leading to gradual erosion in retail prices and increased market share pressures. Parliamentary approval of the Economic Arrangements Bill is, in our view, an important step towards increased customer churn, mainly by reducing barriers for customers to change their mobile service provider. However, we believe additional data & content based revenues, the implementation of cost-cutting measures, which have already positively impacted EBITDA margins, as well as some additional potential cost cutting measures, are likely to mitigate the effect on EBITDA and cash flow generation.

www.maalot.co.il

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot.
In the case of any discrepancy with the official Hebrew version published in July 2010, the Hebrew version shall apply.
12 Abba Hillel Silver St.
Ramat-Gan 52506 Israel
+972 3 7539700 Tel +972 3 7539710 Fax

Partner's operating performance was much weaker in 2009, mainly due to a severe decline in ARPU (average revenue per user) on the back of a macroeconomic slowdown, higher exposure to the business sector, and losses of the new fixed line operations. The first quarter of 2010 demonstrated a positive operating trend mainly driven by higher revenues from equipment sales but also boosted by higher profitability from data services. Unadjusted EBITDA margins reached 39%, similar to the first quarter of 2009, despite a higher proportion of lower margin based revenues from equipment sales.

Adjusted debt to EBITDA increased to 1.9x in the twelve months ended March, 2010 from 1.5x at year-end 2009, after a NIS1.4 billion capital reduction aimed, in our opinion, at providing financing to controlling shareholder Scailex. We expect this leverage ratio to remain below 2.0x in 2010, but could potentially increase starting 2011 on the back of implementation of MTR cuts and increased competition.

We expect that long-term leverage will remain below 2.5x, which, in our opinion, is relatively low for the current rating compared with peers. However Partner’s financial profile is negatively affected by the additional debt burden of its complex and leveraged ownership structure, resulting in an aggressive dividend policy and in turn very limited or negative discretionary cash flow generation (after dividends).

Liquidity

Liquidity for the next 18 months is 'adequate' in our view, given Partner's strong cash flow generation and strong cash position after the recent bond issues.

As of March 31 2010, Partner had a minimal cash position of about NIS4 million, following the special dividend distribution after a capital reduction. Since then, Partner has issued bonds of NIS1 billion and obtained bank loans which should altogether support its substantial debt servicing requirements in 2010 and 2011, though we expect that discretionary cash flow generation (after dividends) in 2011 to remain negative.

We think, however, that liquidity management is not particularly supportive for the rating given Partner's aggressive dividend policy and the ownership's substantial debt servicing requirements. We expect Partner to maintain adequate liquidity including cash, committed credit facilities and free cash flow to cover debt servicing and dividends for the next 12-18 months. Less than adequate liquidity as per our criteria definition would imply downward pressure for the rating.

Outlook

The stable outlook reflects our view that despite expected pressures on operating performance due to lower revenues from termination rates and a more aggressive competitive landscape, the current rating includes sufficient headroom. We do not expect to see an impact on EBITDA in the medium term from 2011 of more than 10%, compared to 2009. We would therefore regard a downgrade as relatively unlikely in the next 12-18 months.

www.maalot.co.il

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot.
In the case of any discrepancy with the official Hebrew version published in July 2010, the Hebrew version shall apply.
12 Abba Hillel Silver St.
Ramat-Gan 52506 Israel
+972 3 7539700 Tel +972 3 7539710 Fax

A downgrade is possible, however, if operating performance is weaker than we currently expect, in turn leading to adjusted debt to EBITDA above 2.5x and adjusted FFO to debt lower than 35%. Rating pressure would also arise if the company’s liquidity management was no longer viewed as adequate according to our criteria definition.

An upgrade is unlikely in the medium term given the group’s leveraged shareholding structure and mounting regulatory pressures.

Relared Research

General: Methodology And Assumptions: Standard & Poor’s Standardizes Liquidity Descriptors For Global Corporate Issuers.

www.maalot.co.il

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot.
In the case of any discrepancy with the official Hebrew version published in July 2010, the Hebrew version shall apply.
12 Abba Hillel Silver St.
Ramat-Gan 52506 Israel
+972 3 7539700 Tel +972 3 7539710 Fax

Raring List

Current rating
Partner Communications	ilAA-/Stable
Series A	ilAA-
Series B	ilAA-
Series C	ilAA-
Series D	ilAA-
Series E	ilAA-

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons. The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market. The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights. This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds. to potential investors in the bonds.

www.maalot.co.il

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: September 7, 2010